Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated February 18, 2020

to

Prospectus dated April 19, 2019

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 19, 2019 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 41 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2020;

•	to disclose the calculation of our January 31, 2020 net asset value (“NAV”) per share for all share classes;

•	to disclose the repurchase of Class F shares from a special purpose vehicle jointly owned by principals of Franklin Square Holdings, L.P.; and

•	to disclose the waiver of recoupment of ordinary operating expenses by our Adviser and Sub-Adviser.

March 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2020 (and repurchases as of February 28, 2020) is as follows:

Transaction Price (per share)

Class S	$25.3746

Class T	$25.1744

Class D	$25.1942

Class M	$25.2667

Class I	$24.6884

Class F*	$24.9868

Class Y*	$24.7259

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The March 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2020.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2020 (dollar amounts in thousands):

Components of NAV	January 31, 2020
Loans receivable	$407,821
Mortgage-backed securities, at fair value	32,255
Other assets	98,639
Collateralized loan obligation, net of deferred financing costs	(322,195)
Accrued stockholder servicing fees (1)	(67)
Other liabilities	(16,507)

Net asset value	$199,946

Number of outstanding shares	7,958,053

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of January 31, 2020, we accrued under GAAP $8,109 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$54,761	$25,699	$9,877	$37,243	$31,965	$36,912	$3,489	$199,946
Number of outstanding shares	2,158,084	1,020,844	392,023	1,474,016	1,294,718	1,477,252	141,116	7,958,053

NAV per Share as of January 31, 2020	$25.3746	$25.1744	$25.1942	$25.2667	$24.6884	$24.9868	$24.7259

Capital Contributions and Commitments

The following supplements the section of the Prospectus entitled “Prospectus Summary – Capital Contributions and Commitments” and all similar disclosure:

To better align its interests with our stockholders, Franklin Square Holdings, L.P., our sponsor (“FS Investments”), committed to purchase shares of our Class F common stock and to maintain a minimum investment, together with its affiliates, of $10 million in our Class F Shares until such time as we reach $750 million in net assets.

On February 14, 2020, we repurchased approximately $14.7 million of our Class F Shares from MCFDA SCV LLC, a special purpose vehicle jointly owned by Michael C. Forman and David J. Adelman, the principals of FS Investments, at the then-current transaction price of $ $24.9546 per share. Following such repurchase, FS Investments and its affiliates owned approximately $21.2 million in our Class F Shares. In addition, FS Investments’ existing commitment to purchase up to approximately $21.4 million in Class F Shares will continue until November 1, 2020.

Expense Limitation Agreement

The following supplements the section of the Prospectus entitled “Management – Expense Limitation Agreement” and all similar disclosure:

Pursuant to the expense limitation agreement, the Adviser and Sub-Adviser may waive reimbursement of or pay certain of our ordinary operating expenses to ensure that such expenses do not exceed a percentage of our average monthly net assets. Our Adviser and Sub-Adviser each have agreed to waive the recoupment of any amounts that may be subject to conditional reimbursement to the Adviser or Sub-Adviser, respectively, during the quarterly period ending March 31, 2020. To the extent that the conditions to recoupment are satisfied in a future quarter (prior to the expiration of the three year period for reimbursement set forth in the Expense Limitation Agreement), such expenses may be subject to conditional recoupment in accordance with the terms of the Expense Limitation Agreement.